

Mailstop 3233

June 12, 2017

VIA E-MAIL
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
41 John Street, Suite 2A
New York, New York 10038

> **Re: Yangtze River Development Limited**
> **Form 10-K for the year ended December 31, 2016 and 2015**
> **Filed on March 10, 2017 and February 2, 2016**
> **File No. 000-55576**

Dear Mr. Liu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities